Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$196.50

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006 as amended, the Registration Statement,  and have been carried forward, of which $196.50 is offset against the registration fee due for this offering and of which $959,953.92 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 773/A dated April 10, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0FA0

ISIN:	US5252M0FA05

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

Lehman Brothers Inc. has agreed to purchase $5,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount minus a commission equal to $24.00 per $1,000 principal amount, or 2.40%.  Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the

Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The Notes will be issued in an aggregate principal amount of $5,000,000 and will form a single tranche with the $10,000,000 aggregate principal amount of Medium-Term Notes, Series I, due April 21, 2023 that Lehman Brothers Holdings Inc. will issue on April 21, 2008. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of this tranche to $15,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐ As agent

Ratings(1):	A1, A+, AA-

☐	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Upsize Trade Date:	April 10, 2008

Original Trade Date:	April 2, 2008

Issue Date:	April 21, 2008

Stated Maturity Date:	April 21, 2023, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

☐ Fixed Rate Note

Interest Rate per Annum:		%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate
	☐	Federal Funds (Open) Rate
	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☒	Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date to but excluding the Stated Maturity Date: 10 times the Spread

Maximum Rate:	N/A

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 2-Year CMS Rate.

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Reset Dates:

Each January 21st, April 21st, July 21st and October 21st, commencing on April 21, 2008 (provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day), for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.

Interest Payment Dates:

Each January 21st, April 21st, July 21st and October 21st, commencing on July 21, 2008; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes ☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on October 21, 2008.  Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Days:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 2-YEAR CMS RATE

The following shows for illustrative purposes the 30-Year CMS Rate and the 2-Year CMS Rate in effect on the Original Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 2-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and 2-Year CMS Rate make the Notes’ effective interest rate after April 21, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	30yr CMS Rate – 2yr CMS Rate (in %)
4/2/2008	4.774	2.750	2.024
1/22/2008	4.758	2.807	1.951
10/22/2007	5.275	4.494	0.781
7/23/2007	5.809	5.328	0.481
4/23/2007	5.394	5.036	0.358
1/22/2007	5.366	5.249	0.117
10/23/2006	5.511	5.312	0.199
7/21/2006	5.695	5.484	0.211
4/21/2006	5.714	5.318	0.396
1/23/2006	5.031	4.779	0.252
10/21/2005	5.119	4.634	0.485
7/21/2005	4.965	4.296	0.669

4/21/2005	5.07	3.969	1.101
1/21/2005	5.04	3.534	1.506
10/21/2004	5.103	2.854	2.249
7/21/2004	5.591	3.146	2.445
4/21/2004	5.571	2.511	3.06
1/21/2004	5.237	2.01	3.227
10/21/2003	5.52	2.198	3.322
7/21/2003	5.287	1.751	3.536
4/21/2003	5.19	1.988	3.202
1/21/2003	5.28	1.996	3.284
10/21/2002	5.533	2.562	2.971
7/22/2002	5.776	2.839	2.937
4/22/2002	6.203	3.783	2.42
1/22/2002	6.059	3.373	2.686
10/22/2001	5.845	3.225	2.62
7/23/2001	6.279	4.49	1.789
4/23/2001	6.49	4.726	1.764
1/22/2001	6.344	5.406	0.938
10/23/2000	6.816	6.573	0.243
7/21/2000	7.163	7.088	0.075
4/24/2000	7.223	7.015	0.208
1/21/2000	7.565	6.988	0.577
10/25/1999	7.262	6.58	0.682
7/21/1999	6.761	5.94	0.821
4/21/1999	6.169	5.416	0.753
1/21/1999	5.831	5.143	0.688
10/21/1998	5.876	4.571	1.305

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 2.40%.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.